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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.7)

PLAINS ALL AMERICAN PIPELINE, LP
(Name of Issuer)

COMMON UNITS
(Title of Class of Securities)

726503105
(CUSIP Number)

DAVID J. SHLADOVSKY, C/O KAYNE ANDERSON CAPITAL ADVISORS, L.P.
1800 AVENUE OF THE STARS, SECOND FLOOR, LOS ANGELES, CA 90067
(310) 556-2721
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

05-15-09
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 726503105	SCHEDULE 13D	PAGE 2 OF 7 PAGES

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

KAYNE ANDERSON CAPITAL ADVISORS, L.P. - 95-4486379

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

A CALIFORNIA LIMITED PARTNERSHIP

	7	SOLE VOTING POWER

NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH		6,932,810
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

6,932,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,932,810

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.39%

14	TYPE OF REPORTING PERSON

IA

CUSIP NO. 726503105	SCHEDULE 13D	PAGE 3 OF 7 PAGES

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

RICHARD A. KAYNE -

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

A U.S. CITIZEN

		7	SOLE VOTING POWER

NUMBER OF			274,649
SHARES
BENEFICIALLY		8	SHARED VOTING POWER
OWNED
BY EACH			6,932,810
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER

274,649

		10	SHARED DISPOSITIVE POWER

6,932,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,207,459

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.60%

14	TYPE OF REPORTING PERSON

IN

PAGE 4 OF 7 PAGES

  United States
Securities and Exchange Commission

Schedule 13D
Amendment No 7.
*********************

Item 1.  Security and Issuer

Common Units, $0.10 par value.

Plains All American Pipeline, LP
333 Clay Street, Suite 1600
Houston, TX 77002

Item 2.  Identity and Background

The Reporting Persons include Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne.

a.	Kayne Anderson Capital Advisors, L.P.

Kayne Anderson Capital Advisors, L.P. (“KACALP”), a California limited partnership, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940.  It serves as sole general partner of and investment adviser to various investment partnerships holding the issuer’s Common Units. KACALP also serves as investment adviser to Kayne Anderson MLP Investment Company (“KAMIC”), Kayne Anderson Energy Total Return Fund (“KATRF”), and Kayne Anderson Energy Development Company (“KED”), publicly traded closed-end funds, and a small number of separate account clients which hold the issuer’s Common Stock.

Kayne Anderson Investment Management, Inc. (“KAIM”), a Nevada corporation, is the sole general partner of KACALP. KAIM is owned by KA Holdings, Inc. (“KA Holdings”), a California corporation, the shareholders of which are Richard A. Kayne and John E. Anderson.  The principal business address of the Reporting Persons, KAIM and KA Holdings is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

b.	Richard A. Kayne

Mr. Kayne, a U.S. citizen, is President, Chief Executive Officer and Director of KAIM and KA Holdings.

Mr. Kayne also serves as President and Director of KA Associates, Inc., a Nevada corporation (“KAA”). KAA is a registered broker/dealer.  The principal business address of KAA is 1800 Avenue of the Stars, Second Floor, Los Angeles, CA 90067.

c.
None of the Reporting Persons, KAIM or KA Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

PAGE 5 OF 7 PAGES

d.
The following additional persons are officers and/or directors of one or more of KAIM and KA Holdings.  (KACALP, a limited partnership, does not have any executive officers or directors.)  Each such person is a U.S. citizen whose address is, unless noted otherwise, 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.  None of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law during the last five years.

John E. Anderson.	Chairman of Topa Equities, Ltd., a diversified investment company located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067. Mr. Anderson is Director of KAIM and KA Holdings.

Howard M. Zelikow.	Vice President and Director of KAIM

Robert V. Sinnott.	President of KAIM

David J. Shladovsky.	General Counsel and Secretary of KAIM and KA Holdings.

John F. Daley.	Chief Financial Officer and Treasurer of KAIM and KA Holdings.

Item 3.  Source and Amount of Funds or Other Consideration

Item 4.  Purpose of Transaction

This Schedule 13D is filed for purposes of disclosing that the Reporting Persons ownership has declined as a result of a May 15, 2009 distribution to partners by a KACALP managed partnership of all of its shares of Issuer’s outstanding Common Units.

Item 5.  Interest in Securities of the Issuer

a.           As of May 15, 2009 (after giving effect to the distribution described in Item 4), Mr. Kayne beneficially owns 7,207,459 Common Units, or approximately 5.60% of the outstanding Common Units.  Of those Common Units, KACALP, as general partner of or investment adviser to investment funds accounts, beneficially owns 6,932,810 Common Units, or approximately 5.39% of the outstanding Common Units.

b.           (i) Mr. Kayne has the sole power to vote and dispose, or direct the disposition, of 274,649 Common Units, and (ii) Mr. Kayne and KACALP have the shared power to vote and dispose, or direct the disposition, of 6,932,810 Common Units.

The Common Units over which Mr. Kayne has sole voting and dispositive power are held by him directly or by accounts for which he serves as trustee or custodian.  The Common Units over which Mr. Kayne and KACALP have shared voting and dispositive power are held by accounts for which KACALP serves as general partner or investment adviser.

KACALP disclaims beneficial ownership of the Common Units reported, except those Common Units attributable to it by virtue of its general partner interests in the limited partnerships holding such shares.  Mr. Kayne disclaims beneficial ownership of the Common Units reported, except those Common Units held by him or attributable to him by virtue of his limited partner interests in such limited partnerships, by virtue of his indirect interest in the interest of KACALP in such limited partnerships and by his ownership of shares in KAMIC.

PAGE 6 OF 7 PAGES

c.           The following transactions in the Common Units beneficially owned by the Reporting Persons were effected in the last 60 days:

Date	Common Stock # of shares	Stock Price	Where/how transaction effected

05/15/09	906,549	N/A	Pro rata distribution to partners in investment partnership.

d.   Not applicable

e.   Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2009
Date

/S/ Richard A. Kayne
Richard A. Kayne

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:	Kayne Anderson Investment Management, Inc.

	By:	/S/ David J. Shladovsky
David J. Shladovsky, Secretary

PAGE 7 OF 7 PAGES

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

/S/ Richard A. Kayne
Richard A. Kayne

/S/ David J. Shladovsky
Kayne Anderson Capital Advisors, L.P., by
David J. Shladovsky, Secretary of
Kayne Anderson Investment Management, Inc.,
general partner